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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECD S.E.C. AUG 3 1 2004

RECD S.E.C. SEP 1 2004

SEC FILE NUMBER
8- 49049

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___07/01/03___ AND ENDING ___06/30/04___
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: INTERNATIONAL FUND MARKETING LIMITED

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Argonaut House, 5 Park Road,
(No. and Street)

Hamilton HM 09, Bermuda

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael B Collins   441 292 7979
                                        (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lince Salisbury
(Name — if individual, state last, first, middle name)

Avenue House, St Julian's Avenue, St Peter Port, Guernsey, Channel Islands
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
☐ Certified Public Accountant
☐ Public Accountant
☑ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, __Michael B Collins_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __International Fund Marketing Limited_____, as of __30 June 2004_____, 19_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

$\mathcal{M.B}$_____
Signature

__MB Collins, President__
Title

Notary Public

This report** contains (check all applicable boxes):
- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



JAMES M. KEYES
NOTARY PUBLIC
CANON'S COURT
22 VICTORIA STREET
HAMILTON, HM 12
BERMUDA

INTERNATIONAL FUND MARKETING LIMITED

(Incorporated in Bermuda)

FINANCIAL STATEMENTS

30th JUNE, 2004

LINCE SALISBURY

Chartered Accountants

Avenue House,

St. Julian's Avenue,

St. Peter Port,

INTERNATIONAL FUND MARKETING LIMITED

(Incorporated in Bermuda)

THE COMPANY

DIRECTORS:	Michael B. Collins
	Beverly R Mathias
SECRETARY:	Susan A Williams
REGISTERED OFFICE:	Argonaut House,
	5 Park Road,
	Hamilton HM 09,
	Bermuda
BANKERS:	The Bank of N. T. Butterfield & Son Limited,
	65 Front Street,
	Hamilton HM 11
	Bermuda
AUDITORS:	BKR Lince Salisbury Limited,
	Chartered Accountants,
	Avenue House,
	St. Julian's Avenue,
	St. Peter Port,
	Guernsey GY1 1WA

INTERNATIONAL FUND MARKETING LIMITED

(Incorporated in Bermuda)

DIRECTORS' REPORT

The Directors present their report and the audited accounts of the Company for the year ended 30th June, 2004.

INCORPORATION

The company is registered in the Islands of Bermuda and has the status of a Bermuda Exempted Company.

RESULTS AND DIVIDEND

The results of the company are shown in the Statement of Income and Retained Earnings on page 4. The Directors do not recommend the payment of a dividend in respect of the year ended 30th June 2004 (2003: Nil).

DIRECTORS' RESPONSIBILITIES

The Directors are responsible for preparing financial statements for each financial year which give a true and fair view of the state of affairs of the Company as at the end of the financial year and of the income and retained earnings of the company for that period and are in accordance with applicable laws. In preparing those financial statements the Directors are required to select suitable accounting policies and then apply them consistently, make judgements and estimates that are reasonable and prudent and prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Company will continue in business.

The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the company and to enable them to ensure that the financial statements have been properly prepared. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

DIRECTORS

The Directors of the Company as at 30th June, 2004 were:

Michael B. Collins
Beverly R. Mathias

AUDITORS

The Auditors, BKR Lince Salisbury Limited have indicated their willingness to continue in office.

By Order of the Board
M. B. Collins, Director

Argonaut House,
5 Park Road,
Hamilton HM 09
Bermuda

INDEPENDENT AUDITORS REPORT TO THE MEMBERS OF

INTERNATIONAL FUND MARKETING LIMITED

We have audited the accompanying statement of financial condition of International Fund Marketing Limited as at 30th June, 2004 and the related statements of income and changes in member's capital and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Auditing Standards generally accepted in the United States of America. Those standards require that we plan and perform our audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluation of the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of International Fund Marketing Limited as at 30th June, 2004 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in note 6 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole, and in conformity with the rules of the Securities and Exchange Commission.

24th August, 2004
Avenue House,
St. Julian's Avenue,
St. Peter Port,
Guernsey,
Channel Islands.

BKR LINCE SALISBURY LIMITED
CHARTERED ACCOUNTANTS

INTERNATIONAL FUND MARKETING LIMITED

BALANCE SHEET AT 30th JUNE, 2004

(Expressed in United States Dollars)

	Note	2004 U.S.$	2003 U.S.$
ASSETS			
Unquoted Investments	3	116,343	116,343
Loan		251,859	251,859
Investment in Subsidiary	4	115,526	115,526
Accounts receivable		890	890
Cash at Bank		81,653	183,011
		$566,271	$667,629
LIABILITIES			
CURRENT LIABILITIES			
Accounts Payable		44,886	91,437
SHAREHOLDERS' EQUITY			
SHARE CAPITAL	5	12,000	12,000
RETAINED EARNINGS		509,385	564,192
		$521,385	$576,192
		$566,271	$667,629

See accompanying notes

On behalf of the Board

M. B. Collins, Director   B. R. Mathias, Director

INTERNATIONAL FUND MARKETING LIMITED

STATEMENT OF INCOME AND RETAINED EARNINGS

FOR THE YEAR ENDED 30th JUNE 2004

(Expressed in United States Dollars)

	Note	2004 U.S.$	2003 U.S.$
INCOME			
Fees Received		771,868	1,129,756
Profit on disposal of investment		-	29,782
Bank interest		790	3,612
Gain on Exchange		5,425	23,932
Sundry Income		537	-
		$778,620	$1,187,082
EXPENSES			
Representation and Marketing Fees - Subsidiary		573,094	774,740
Travelling		138,047	204,534
Consultancy Fees		57,550	73,315
Administration		23,564	23,400
Secretarial Fees		3,600	3,600
Company Tax		1,780	1,780
Bank Charges		1,587	1,535
Audit and Accountancy		26,112	36,934
Company Registration Costs		4,608	6,928
Sundry Expenses		3,485	-
		$833,427	$1,126,766
NET (DEFICIT) / INCOME		(54,807)	60,316
DIVIDEND PAID		-	-
		(54,807)	60,316
RETAINED SURPLUS BEGINNING OF YEAR		564,192	503,876
RETAINED SURPLUS END OF YEAR		$509,385	$564,192

See accompanying notes.

INTERNATIONAL FUND MARKETING LIMITED

STATEMENT OF CHANGES IN FINANCIAL POSITION

FOR THE YEAR ENDED 30th JUNE, 2004

(Expressed in United States Dollars)

	2004 U.S.$	2003 U.S.$
Net cash flow from operating activities.		
Net (Deficit) / Income	(54,807)	60,316
LESS: Profit on disposal of Investment	-	(29,782)
LESS: Gain on foreign exchange	(5,425)	(23,932)
	(60,232)	6,602
(Decrease)/Increase in payables	(46,551)	(12,072)
	(106,783)	(5,470)
Investment - Sale Proceeds	-	78,960
Investment - Purchase	-	(39,369)
Cash inflow before financing	(106,783)	34,121
FINANCING:		
Dividend	-	-
(Increase) in loan	-	(46,662)
Decrease in loan	-	1,500
Gain on foreign exchange	5,425	23,932
Cash at bank - (Decrease)/Increase	$(101,358)	$12,891

STATEMENT OF MOVEMENTS IN SHAREHOLDERS' FUNDS

FOR THE YEAR ENDED 30th JUNE, 2004

	U.S.$	U.S.$
Shareholders' funds at 1st July, 2003	576,192	515,876
Net (Deficit) / Income from operations for the year	(54,807)	60,316
Dividend	-	-
Shareholders' funds at 30th June, 2004	$521,385	$576,192

INTERNATIONAL FUND MARKETING LIMITED

NOTES TO THE FINANCIAL STATEMENTS 30th JUNE, 2004

(Expressed in United States Dollars)

1. OPERATIONS

The Company was incorporated in Bermuda on 1st July, 1994 and earns its income through the receipt of investment commissions. The company is a Broker-Dealer registered with the USA Securities and Exchange Commission and is a member of the National Futures Association (NFA). The NFA has capital requirements to be met and the company must also comply with Commodity Futures Trading Commission rules.

2. SIGNIFICANT ACCOUNTING POLICIES

The Company follows general accepted accounting principles of the United States of America. Significant accounting policies are as follows:-

(a) Investment in Subsidiary

The investment in the Company's subsidiary is carried at cost.

(b) Unquoted Investments

These are shown at cost.

(c) Fees

The Company is entitled to receive fees in respect of investments in entities made by investors as a result of the Company's recommendation. Fees are brought to account when received.

(d) Foreign exchange

Assets and liabilities in currencies other than US Dollars are translated to US Dollars at the rate of exchange prevailing at the balance sheet date. Income and expenditure items have been translated at the rate of exchange prevailing at the date of the transaction. Gains and losses on foreign exchange are taken to the statement of income and retained earnings.

(e) Consolidation

Consolidated accounts have not been prepared as in the opinion of the Directors no practical benefit would accrue to the members.

INTERNATIONAL FUND MARKETING LIMITED

NOTES TO THE FINANCIAL STATEMENTS 30th JUNE, 2004

(Expressed in United States Dollars)

3. UNQUOTED INVESTMENTS	2004 $	2003 $
Round Table Forum Limited	50,000	50,000
Apollo Advisers Limited	7,369	7,369
Lutyens da Cunya Limited	19,605	19,605
Balfour Capital (Cayman) Limited	39,369	39,369
	$116,343	$116,343

Apollo Advisers Limited, and Lutyens da Cunya Limited are U.K. incorporated companies.

Round Table Forum Limited and Balfour Capital (Cayman) Limited are companies incorporated in the Cayman Islands.

The directors consider the value of the investments to be not less than cost.

4. INVESTMENT IN SUBSIDIARY (WHOLLY OWNED)	2004	2003
International Fund Marketing (U.K.) Limited At 30th June, 2003 and 2004		
75,000 shares of £1 each at cost	$115,526	$115,526

The directors consider the value of the investment to be not less than cost.

5. SHARE CAPITAL

Authorised, issued and fully paid		
12,000 shares of US$1.00 each par value	$12,000	$12,000

6. NET CAPITAL STATEMENT

Total ownership equity	521,385	576,192
Deduct ownership equity not allowable for net capital	(484,618)	(484,618)
Total ownership equity qualified for net capital	$36,767	$91,574

INDEPENDENT AUDITORS REPORT ON THE COMPANY'S SYSTEM OF INTERNAL CONTROL

To the Board of Directors of International Fund Marketing Limited

In planning and performing our audit of the financial statements of International Fund Marketing Limited for the year ended 30th June, 2004, we considered its internal control structure, including procedures for safeguarding customer and company assets, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Because of the size and simplicity of the company's operations we did not find it necessary to make a study of the practices and procedures or test compliance with such practices. Because the company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the company in any of the following:

1   Making the quarterly securities examinations, counts verifications and comparisons.

2   Recordation of differences.

3   Complying with the requirements for prompt payments for securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorised use or disposition and that transactions are executed in accordance with management's authorisation and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles.

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

INDEPENDENT AUDITORS REPORT ON THE COMPANY'S SYSTEM OF INTERNAL CONTROL

To the Board of Directors of International Fund Marketing Limited (continued)

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding customer and company assets, that we consider to be material weaknesses as defined above.

Based on our limited review and the simplicity of operations we believe that the Company's practices and procedures were adequate at 30th June, 2004.

This report is intended solely for the use of the board of directors, management, the SEC, Commodity Futures Trading Commission, and other regulatory agencies that rely on the regulations and should not be used by anyone other than these specified parties.

BKR Lince Salisbury Limited

BKR LINCE SALISBURY LIMITED
CHARTERED ACCOUNTANTS   DATE: 24th August, 2004